Exhibit 99.2
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Unitholders of Enterra Energy Trust
We have audited the accompanying amended consolidated balance sheet of Enterra Energy Trust as of December 31, 2004 and the amended consolidated statements of earnings and accumulated earnings and cash flows for the year then ended. These amended consolidated financial statements are the responsibility of the Trust’s management. Our responsibility is to express an opinion on these amended consolidated financial statements based on our audit.
We conducted our audit in accordance with Canadian generally accepted accounting standards and the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our audit opinion.
In our opinion, the amended consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Trust as of December 31, 2004 and the results of its operations and its cash flows for year then ended in accordance with Canadian generally accepted accounting principles.
The amended consolidated financial statements as at December 31, 2003 and for each of the two years ended December 31, 2003, prior to the adjustments for the changes in the Trust’s accounting policy for asset retirement obligations as described in note 3(c) and non-controlling interest as described in note 3(d) to the amended consolidated financial statements, were audited by another firm of chartered accountants who expressed an opinion without reservation on those statements in their audit report dated March 5, 2004 (except for note 18(g) which is as of June 17, 2005). We have audited the adjustments to the amended consolidated financial statements as at December 31, 2003 and for each of the two years ended December 31, 2003 as described in note 3(c) and note 3(d) to the amended consolidated financial statements and in our opinion, such adjustments, in all material aspects, are appropriate and have been properly applied.
Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in notes 18 and 19 to the amended consolidated financial statements.
(signed) “KPMG LLP”
Chartered Accountants
Calgary Canada
March 31, 2005, except for notes 3(d), 10, 17, 18 and 19 which are as of October 24, 2005.

1

Comments by Auditor for US Readers on Canada-US Reporting Differences
In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principle that has a material effect on the comparability of the Trust’s financial statements, such as the changes described in note 3 to the Trust’s consolidated financial statements as at and for the year ended December 31, 2004. Our report to the unitholders dated March 31, 2005, except for notes 3(d), 10, 17, 18 and 19 which are as of October 24, 2005, is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditors’ report when the changes are properly accounted for and adequately disclosed in the financial statements.
(signed) “KPMG LLP”
Chartered Accountants
Calgary Canada
October 24, 2005

2

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS
To the Board of Trustees and the Unitholders of Enterra Energy Trust:
We have audited the consolidated balance sheet of Enterra Energy Trust (formerly Enterra Energy Corp.) as at December 31, 2003 and the consolidated statements of earnings and accumulated earnings and cash flows for each of the years in the two year period ended December 31, 2003 prior to the adjustments for the changes in the Trust’s accounting policies for asset retirement obligations as described in Note 3(c) and non-controlling interest as described in note 3(d). These financial statements are the responsibility of the Trust’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, these consolidated financial statements, prior to the adjustments for the changes in the Trust’s accounting policies for asset retirement obligations as described in Note 3(c) and non-controlling interest as described in note 3(d), present fairly, in all material respects, the financial position of Enterra Energy Trust as at December 31, 2003 and the results of its operations and its cash flows for each of the years in the two year period ended December 31, 2003 in accordance with Canadian generally accepted accounting principles.
The Trust is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Trust’s internal control over financial reporting. Accordingly we express no such opinion.
(signed) “Deloitte & Touche LLP”
Deloitte & Touche LLP
Independent Registered Chartered Accountants
Calgary, Alberta, Canada
March 5, 2004 (except for Note 18(g) which is as of June 17, 2005)
Comments by Independent Registered Chartered Accountants on Canada-United States of America Reporting Differences
The standards of the Public Company Accounting Oversight Board (United States) require the addition of a explanatory paragraph (following the opinion paragraph) when there has been a restatement of the financial statements as described in Note 18(g) to the consolidated financial statements. Our report to the Board of Trustees and the Unitholders, dated March 5, 2004 (except for Note 18(g) which is as of June 17, 2005), is expressed in accordance with Canadian reporting standards which do not require a reference to such conditions and events in the auditors’ report when these are adequately disclosed in the financial statements.
(signed) “Deloitte & Touche LLP”
Deloitte & Touche LLP
Independent Registered Chartered Accountants
Calgary, Alberta, Canada
March 5, 2004 (except for Note 18(g) which is as of June 17, 2005)

3

Enterra Energy Trust
Consolidated Balance Sheets
As at December 31
(Expressed in thousand Canadian Dollars)

	2004	2003
	(restated see	(restated see notes
	note 3(d))	3(c) and 3(d))

Assets

Current assets
Cash	$4,779	$66
Accounts receivable	15,613	8,742
Prepaid expenses and deposits	518	462

	20,910	9,270

Deposit on land purchase (notes 4 and 17)	2,400	2,015
Property, plant and equipment (note 6)	148,458	105,260
Deferred financing charges	90	123
Goodwill (notes 3(d) and 5)	49,270	37

	$221,128	$116,705

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$8,570	$12,208
Due to JED Oil Inc. (note 1)	4,493	—
Distributions payable to unitholders	4,398	2,451
Income taxes payable	1,068	120
Bank indebtedness (note 8)	43,930	33,960
Current portion of capital lease (note 9)	805	783

	63,264	49,522

Asset retirement obligations (note 7)	14,836	2,188
Future income tax liability (note 12)	22,128	13,939
Capital lease (note 9)	2,580	3,386

	102,808	69,035

Non-controlling interest (note 3(d) and 10)	3,349	3,125

Unitholders’ Equity
Unitholders’ capital (note 11)	132,207	32,879
Contributed surplus (note 11)	78	—
Accumulated earnings	27,498	14,117
Accumulated distributions	(44,812)	(2,451)

	114,971	44,545

Commitments, contingencies and guarantees (notes 14, 15 and 16)

Subsequent events (note 17)	$221,128	$116,705

Approved on behalf of the Board

Reg Greenslade	Bill Sliney
Director	Director
See accompanying notes to consolidated financial statements

4

Enterra Energy Trust
Consolidated Statements of Earnings and Accumulated Earnings
Years Ended December 31,
(Expressed in thousand Canadian Dollars)

	2004	2003	2002
		restated see
		notes 3(c) and	restated see
	restated see note 3(d)	3(d)	note 3(c)

Revenue

Oil and gas	$108,293	$72,097	$25,746

Expenses
Royalties	24,527	17,656	4,203
Production	23,492	12,763	6,018
General and administrative	4,440	3,385	1,683
Interest	2,222	1,749	1,236
Amortization of deferred financing charges	33	262	390
Depletion, depreciation and accretion	35,976	23,306	9,449
Financial derivative loss	3,188	—	—
Gain on redemption of preferred shares	—	—	(3,111)
Restructuring charges (note 1)	—	5,756	—

	93,878	64,877	19,868

Earnings before income taxes and non-controlling interest	14,415	7,220	5,878

Income taxes (reduction) (note 12)
Current	260	134	132
Future	(280)	1,988	865

	(20)	2,122	997

Net earnings before non-controlling interest	14,435	5,098	4,881
Non-controlling interest (note 3(d) and 10)	408	(332)	—

Net earnings	14,027	5,430	4,881

Accumulated earnings, beginning of year, as previously stated	13,937	8,933	3,956
Change in accounting policy related to asset retirement obligations (note 3(c))	(152)	(246)	96
Change in accounting policy related to unit based compensation (note 3(d))	(646)	—	—
Change in accounting policy related to non-controlling interest (note 3(d))	332

Accumulated earnings, end of year	$27,498	$14,117	$8,933

Earnings per unit (note 11)

Basic	$0.62	$0.29	$0.27

Diluted	$0.62	$0.27	$0.26
See accompanying notes to consolidated financial statements

5

Enterra Energy Trust
Consolidated Statements of Cash Flows
Years Ended December 31
(Expressed in thousand Canadian Dollars)

	2004	2003	2002
	restated see note	(restated see notes	(restated see
	3(d)	3(c) and 3(d))	note 3(c))

Cash provided by (used in):

Operations
Net earnings	$14,027	$5,430	$4,881
Add non-cash items:
Depletion, depreciation and accretion	35,976	23,306	9,449
Future income taxes	(280)	1,988	865
Amortization of deferred gain	—	(238)	(524)
Amortization of deferred financing charges	33	262	390
Non-controlling interest	408	(332)
Unit based compensation	78	—	—
Gain on redemption of preferred shares	—	—	(3,111)
Valuation of warrants	—	282	—
Expenditures on asset retirement obligations	—	(5)	(49)

Change in non-cash working capital items:
Accounts receivable	(4,393)	(1,429)	(1,017)
Prepaid expenses	(57)	195	(74)
Accounts payable and accrued liabilities	(3,607)	(8,453)	11,672
Income taxes payable	160	(35)	(8)

	42,345	20,971	22,474

Financing
Distributions paid	(40,414)	—	—
Bank indebtedness	2,305	9,523	6,028
Due to JED Oil Inc.	2,400	—	—
Capital lease	(783)	(753)	4,704
Deferred financing charges	—	(101)	(550)
Redemption of preferred shares	—	(637)	(2,557)
Issue of trust units, net of issue costs	36,838	—	—
Repurchase of shares	—	—	(60)
Exercise of options and warrants	—	6,284	97

	346	14,316	7,662

Investing
Property and equipment additions	(30,409)	(51,577)	(35,881)
Deposit on land purchases	(385)	(2,015)	—
Proceeds on disposal of property and equipment	1,178	18,263	5,810
Acquisition of Rocky Mountain Energy Corp. (note 5)	(8,362)	—	—

	(37,978)	(35,329)	(30,071)

Increase (decrease) in cash	4,713	(42)	65
Cash, beginning of year	66	108	43

Cash, end of year	$4,779	$66	$108

During 2004, the Trust paid $2,222,000 (2003 — $1,749,000; 2002 — $1,236,000) of interest on long-term debt and bank indebtedness and nil of capital taxes (2003 — $134,000; 2002 — $132,000).
See accompanying notes to consolidated financial statements

6

Enterra Energy Trust
Notes to Consolidated Financial Statements
As at December 31, 2004 and 2003 and for each of the years in the three year period ended December 31, 2004 (Expressed in Canadian Dollars)
(Tabular amounts are stated in thousands of dollars except unit and per unit information)
1.	Structure of the Trust and Basis of Presentation

Enterra Energy Trust (“the Trust”) was established on November 25, 2003 under a Plan of Arrangement involving the Trust, Enterra Energy Corp. (“Enterra”), Big Horn Resources Ltd., Enterra Production Partnership and Enterra Saskatchewan Ltd. (“Plan of Arrangement”). The Trust is an open-end unincorporated investment trust governed by the laws of the Province of Alberta and created pursuant to a trust indenture (the “Trust Indenture”). The beneficiaries of the Trust are the holders of the Trust Units (the “Unitholders”).

Under the Plan of Arrangement, the shareholders of Enterra exchanged their shares for two Trust Units or two Exchangeable Shares, which may be exchanged into Trust Units. Under the Plan of Arrangement, Enterra became a wholly owned subsidiary of the Trust, through amalgamation of Enterra, Big Horn Resources Ltd. and Enterra Saskatchewan Ltd. on November 25, 2003.

Prior to the implementation of the Plan of Arrangement, the consolidated financial statements included the accounts of Enterra and its subsidiaries. After giving effect to the Plan of Arrangement, the consolidated financial statements have been prepared on a continuity of interests basis, which recognizes the Trust as the successor entity to Enterra. Accordingly, these consolidated financial statements reflect the financial position, results of operations and cash flows as if the Trust, (together with its wholly-owned subsidiaries), had always carried on the business formerly carried on by Enterra with all assets and liabilities recorded at the carrying values of Enterra.

Restructuring costs associated with the Plan of Arrangement totaled $5,756,000 that included legal, accounting and advisory costs of $2,057,000 and employee bonus payments of $3,699,000.

Relationship with JED Oil Inc.

Effective January 1, 2004, the Trust and JED Oil Inc. (“JED”) entered into a Technical Services Agreement, which provides for services required to manage the Trust’s field operations and governs the allocation of general and administrative expenses between the two entities. Under the Technical Services Agreement, the Trust and JED allocate the costs of management, development, exploitation, operations and general and administrative activities on the basis of production and capital expenditures, or as otherwise agreed to between the Trust and JED. The Technical Services Agreement has no set termination date and can be cancelled with six months notice.

Under an Agreement of Business Principles, properties acquired by Enterra will be contract operated and drilled by JMG Exploration, Inc. (“JMG”), if they are exploration properties, and contract operated and drilled by JED if they are development projects. Exploration of the properties will be done by JMG, which will pay 100% of the exploration costs to earn a 70% working interest in the properties. If JMG discovers commercially viable reserves on the exploration properties, Enterra will have the right to purchase 80% of JMG’s working interest in the properties at a fair value as determined by independent engineers. Should Enterra elect to have JED develop the properties, development will be done by JED, which will pay 100% of the development costs to earn 70% of the interests of both JMG and Enterra. Enterra will have a first right to purchase assets developed by JED.

On December 23, 2004, JED loaned to Enterra $2,400,000. The terms of the loan call for interest calculated at a Canadian chartered bank prime lending rate plus 0.4% per annum. The loan is repayable on or before June 29, 2005. Subsequent to December 31, 2004, JED loaned additional funds of $9,600,000 under the same terms. On March 18, 2005, Enterra repaid the original loan amount of $2,400,000 together with accrued interest. At December 31, 2004, Enterra owed $2,093,000 to JED for general and administrative expenses and capital expenditures paid by JED on behalf of Enterra’s joint venture partners.

Enterra Energy Trust
Notes to Consolidated Financial Statements
As at December 31, 2004 and 2003 and for each of the years in the three year period ended December 31, 2004 (Expressed in Canadian Dollars)
(Tabular amounts are stated in thousands of dollars except unit and per unit information)
2.	Significant Accounting Policies

Management of the Trust has prepared the consolidated financial statements in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”). The following significant accounting policies are presented to assist the reader in evaluating these consolidated financial statements, and, together with the following notes, should be considered an integral part of the consolidated financial statements.
(a)	Organization and Basis of Accounting

These consolidated financial statements include the accounts of the Trust, its wholly owned subsidiaries Enterra Energy Commercial Trust, Rocky Mountain Acquisition Corp., Enterra Energy Corp. and Enterra’s 100% partnership interest in Enterra Production Partnership (collectively the “Trust” for purposes of the following notes to the consolidated financial statements). All material inter-company accounts and transactions have been eliminated.

Substantially all exploration, development and production activities related to the Trust’s oil and gas business are conducted jointly with others and the accounts reflect only the Trust’s proportionate interest.

(b)	Cash

Cash consists of cash on hand and balances invested in short-term securities with original maturities less than 90 days.

(c)	Revenue Recognition

Revenue associated with the sale of crude oil, natural gas and natural gas liquids is recognized when the title passes from the Trust to its customers.

(d)	Petroleum and natural gas properties

The Trust follows the “full cost” method of accounting for petroleum and natural gas properties. All costs related to the exploration for and the development of oil and gas reserves are capitalized into a single cost center. Costs capitalized include land acquisition costs, geological and geophysical expenditures, lease rentals on undeveloped properties and costs of drilling productive and non-productive wells and production equipment.

General and administrative costs are capitalized if they are directly related to successful acquisitions or capital projects.

Proceeds from the disposal of oil and natural gas properties are applied as a reduction of cost without recognition of a gain or loss except where such disposals would result in a 20% change in the depletion rate.

Repair and maintenance costs are expensed as incurred.

(e)	Impairment Test

The Trust places a limit on the carrying value of property and equipment, which may be depleted against revenues of future periods (the “ceiling test”). The carrying value is assessed to be recoverable when the sum of the undiscounted cash flows expected from the production of proved reserves, the lower of cost and market of unproved properties and the cost of major development projects exceeds the carrying value. When the carrying value is not assessed to be recoverable, an impairment loss is recognized to the extent that the carrying value of petroleum and natural gas properties exceeds the sum of the discounted cash flows expected from the production of proved and probable reserves, the lower of cost and market of unproved properties and

Enterra Energy Trust
Notes to Consolidated Financial Statements
As at December 31, 2004 and 2003 and for each of the years in the three year period ended December 31, 2004 (Expressed in Canadian Dollars)
(Tabular amounts are stated in thousands of dollars except unit and per unit information)
the cost of major development projects. The cash flows are estimated using expected future product prices and costs are discounted using a risk-free interest rate. The carrying value of property and equipment subject to the ceiling test includes asset retirement costs.

(f)	Per Unit Amounts

Per unit amounts are calculated using the weighted average number of units (or common shares to November 24, 2003) and reflect the two for one exchange ratio pursuant to the Plan of Arrangement. The Trust follows the treasury stock method to determine dilutive effect of options and other dilutive instruments. Under the treasury stock method, only “in-the-money” dilutive instruments impact the diluted calculations.

(g)	Estimates and Assumptions

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods.

The amounts recorded for depletion, depreciation and the asset retirement obligation are based on estimates. The ceiling test calculation is based on estimates of reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and may impact the consolidated financial statements of future periods.

(h)	Depletion and Depreciation

The provision for depletion and depreciation of petroleum and natural gas properties is calculated using the unit-of-production method based on the Trust’s share of estimated proved reserves before royalties. Natural gas reserves and production are converted to equivalent units of crude oil using their approximate relative energy content.

(i)	Goodwill

The Trust recognizes goodwill relating to acquisitions when the total purchase price exceeds the fair value of the net identifiable assets and liabilities acquired. The goodwill balance is assessed for impairment annually at year-end or as events occur that could result in an impairment. To assess impairment, the fair value of the Trust is compared to its book value. If the fair value is less than the book value, a second test is performed to determine the amount of impairment. The amount of impairment is measured by allocating the fair value to the Trust’s identifiable assets and liabilities as if it had been acquired in a business combination for a purchase price equal to its fair market value. If goodwill determined in this manner is less than the carrying value of goodwill, an impairment loss is recognized in the period in which it occurs. Goodwill is stated at cost less impairment.

(j)	Asset Retirement Obligations

The Trust recognizes a liability for the estimated fair value of the future retirement obligations associated with property and equipment. The fair value of the estimated asset retirement obligations is recorded as a liability with a corresponding increase in the carrying amount of the related asset. The capitalized amount is depleted on the unit-of-production method based on proved reserves. The Trust estimates the liability based on the estimated costs to abandon and reclaim its net ownership interest in all wells and facilities and the estimated timing of the costs to be incurred in future periods. This estimate is evaluated on a periodic basis and any adjustment to the estimate is prospectively applied. As time passes, the change in net present value of the future retirement obligation is expensed through accretion. Retirement obligations settled during the period reduce the future retirement liability.

Enterra Energy Trust
Notes to Consolidated Financial Statements
As at December 31, 2004 and 2003 and for each of the years in the three year period ended December 31, 2004
(Expressed in Canadian Dollars)
(Tabular amounts are stated in thousands of dollars except unit and per unit information)
(k)	Income Taxes

The Trust is a taxable entity under the Canadian Income Tax Act and is taxable only on income that is not distributed or distributable to the Trust’s unitholders. As the Trust allocates all of its taxable income to the unitholders in accordance with the Trust Indenture, and meets the requirements of the Canadian Income Tax Act (Canada) applicable to the Trust, no provision for income tax expense has been made in the Trust.

The Trust’s corporate subsidiaries follow the liability method of accounting for income taxes. Under this method, income tax liabilities and assets are recognized based on the differences between the amounts reported in the financial statements of the Trust’s corporate subsidiaries and their respective tax bases, using substantively enacted income tax rates. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period that the change occurs.

(l)	Derivative Financial Instruments

The Trust uses derivative financial instruments such as collars and swaps to manage its exposure to commodity price fluctuations. The Trust uses the fair value method for reporting derivative financial instruments whereby a derivative financial instrument is recorded as an asset or a liability on the balance sheet, and changes in the fair value relating to a financial period are charged to net earnings and net earnings per unit for the period.

(m)	Trust Unit Compensation Plans

The Trust has a unit based compensation plan, which is described in note 10. Compensation expense associated with the unit based compensation plan is recognized in earnings over the vesting period of the plan with a corresponding increase in contributed surplus. Any consideration received upon the exercise of the unit-based compensation together with the amount of non-cash compensation expense recognized in contributed surplus is recorded as an increase in unitholders’ capital. Compensation expense is based on the fair value of the unit-based compensation at the date of grant using a Black-Scholes option-pricing model.

(n)	Deferred Financing Charges

Deferred financing charges relating to a capital lease are being amortized over the term of the capital lease. A total of $164,000 was initially deferred with a remaining $90,000 to be amortized until the end of the lease.

(o)	Foreign Currency Transactions

Transactions completed in United States dollars are reflected in Canadian dollars at the exchange rates prevailing at the time of the transactions. Current assets and liabilities denominated in United States dollars are reflected in the financial statements at the Canadian equivalent at the rate of exchange prevailing at the balance sheet date. Translation gains and losses are included in earnings.

(p)	Office Furniture and Equipment

Office furniture and equipment is depreciated on a 20% declining balance basis.

(q)	Comparative Figures

Certain comparative figures have been reclassified to conform with the presentation adopted in the current year.

Enterra Energy Trust
Notes to Consolidated Financial Statements
As at December 31, 2004 and 2003 and for each of the years in the three year period ended December 31, 2004
(Expressed in Canadian Dollars)
(Tabular amounts are stated in thousands of dollars except unit and per unit information)
3.	Changes in Accounting Policies
(a)	Full Cost Accounting

Effective January 1, 2004, the Trust prospectively adopted new Canadian accounting standards relating to full cost accounting for oil and gas entities, as outlined in note 2. The new standard modifies the ceiling test to be performed in two stages. The first stage requires the carrying value to be tested for recoverability using undiscounted future cash flows from proved reserves using forward indexed prices. If the carrying value is not recoverable, the second stage, which is based on the calculation of discounted future cash flows from proved plus probable reserves, will determine the impairment to the fair value of the asset. There was no write down of the Trust’s property and equipment as at January 1, 2004, as a result of adopting this standard.

(b)	Derivative Financial Instruments

On January 1, 2004, the Trust prospectively adopted new Canadian accounting standards relating to accounting for derivative financial instruments. The new standards establish certain conditions for when hedge accounting may be applied and addresses the identification, designation, documentation and effectiveness of hedging transactions. Where hedge accounting does not apply, any changes in the mark to market values of the derivative financial instrument relating to a financial period can either reduce or increase net earnings and net earnings per trust unit for that period. The Trust has elected not to apply hedge accounting to any of its financial instruments.

The following table summarizes the changes in the financial derivative liability and the deferred financial derivative loss accounts during the year.

Financial Derivative Liability at January 1, 2004	$958
Financial instruments settled	(3,188)
Mark to market realized loss	2,230

Financial Derivative Liability at December 31, 2004	$—

Deferred Financial Derivative Loss at January 1, 2004	$958
Amortization of deferred financial loss	(958)

Deferred Financial Derivative Loss at December 31, 2004	$—

(c)	Asset Retirement Obligations (“ARO”)

Effective January 1, 2004, the Trust retroactively adopted with restatement of prior periods, new Canadian accounting standards relating to asset retirement obligations as outlined in note 2. Prior to adopting the new standard, the Trust recognized a provision for future site restoration costs over the life of the oil and natural gas properties using a unit-of-production method.

The following tables summarize the changes resulting from this restatement.

	Balance as reported		Balance prior to
Balance Sheet as at	prior to ARO		note 3(d)
December 31, 2003	restatement	Adjustments for ARO	restatement

Property, plant and equipment	$104,821	$432	$105,253
Asset retirement obligations	1,529	659	2,188

Future income tax liability	14,011	(75)	13,936
Accumulated earnings	13,937	(152)	13,785

Enterra Energy Trust
Notes to Consolidated Financial Statements
As at December 31, 2004 and 2003 and for each of the years in the three year period ended December 31, 2004
(Expressed in Canadian Dollars)
(Tabular amounts are stated in thousands of dollars except unit and per unit information)

	Balance as reported		Balance prior to
Statement of Earning for the year ended	prior to ARO		note 3(d)
December 31, 2003	restatement	Adjustments for ARO	restatement

Depletion, depreciation and accretion	$23,447	$(141)	$23,306
Future income tax expense	1,941	47	1,988
Net earnings	5,004	94	5,098
Net earnings per unit — basic and diluted	$0.26	$0.01	$0.27

	Balance as reported		Balance prior to
Statement of Earning for the year	prior to ARO		note NCI
ended December 31, 2002	restatement	Adjustments for ARO	restatement

Depletion, depreciation and accretion	$9,307	$142	$9,449
Future income tax expense	911	(46)	865
Net earnings	4,977	(96)	4,881
Net earnings per unit — basic	$0.27	—	$0.27
Net earnings per unit — diluted	$0.26	—	$0.26

(d)	Non-controlling interest “NCI”)
On January 19, 2005, the CICA issued EIC-151 “Exchangeable Securities Issued by Subsidiaries of Income Trusts” that states that equity interests held by third parties in subsidiaries of an income trust should be reflected as either non-controlling interest or debt in the consolidated balance sheet unless they meet certain criteria. EIC-151 requires that the shares be nontransferable to be classified as equity. The Trust’s exchangeable shares are transferable and, in accordance with EIC-151, have been reclassified to non-controlling interest on the consolidated balance sheets.
Since the Enterra exchangeable shares (note 10) were not initially recorded at fair value, subsequent exchanges for Trust Units are measured at the fair value of the Trust Units issued. The amounts in excess of the carrying value of exchangeable shares are allocated to property, plant and equipment, to the extent possible, with any excess amounts being allocated to goodwill. In addition, a portion of consolidated earnings before non-controlling interest is reflected as a reduction to such earnings in the Trust’s consolidated statements of earnings and accumulated earnings.
Prior to the adoption of EIC 151 trust units that would be issued upon conversion of exchangeable shares were included in the calculation of basic earnings per unit. As a result of the new standard exchangeable shares are excluded from the calculation of basic earnings per unit. However, they are included in the calculation of diluted earnings per unit.
Prior periods have been retroactively restated as required by the new accounting standard.
The following tables illustrate the impact of the new accounting policy for periods which have been presented for comparative purposes.

Enterra Energy Trust
Notes to Consolidated Financial Statements
As at December 31, 2004 and 2003 and for each of the years in the three year period ended December 31, 2004
(Expressed in Canadian Dollars)
(Tabular amounts are stated in thousands of dollars except unit and per unit information)

	Balance as reported
Balance Sheet as at	prior to NCI
December 31, 2004	restatement	Adjustments for NCI	Balance as restated

Property, plant and equipment	$146,910	$1,548	$148,458
Goodwill	29,991	19,279	49,270
Future income tax liability	21,526	602	22,128
Non-controlling interest	—	3,349	3,349
Unitholders’ capital	111,653	20,554	132,207
Exchangeable shares	3,276	(3,276)	—
Accumulated earnings	27,903	(405)	27,498
Basic weighted average number of units outstanding	23,327,728	(809,355)	22,518,373
Diluted weighted average number of units outstanding	23,560,785	(318,825)	23,241,960

	Balance as reported
Balance Sheet as at	prior to NCI
December 31, 2003	restatement	Adjustments for NCI	Balance as restated

Property, plant and equipment	$105,253	$7	$105,260
Goodwill	—	37	37
Future income tax liability	13,936	3	13,939
Non-controlling interest	—	3,125	3,125
Unitholders’ capital	32,838	41	32,879
Exchangeable shares	3,457	(3,457)	—
Accumulated earnings	13,785	332	14,117
Basic weighted average number of units outstanding	18,953,968	(202,334)	18,751,634
Diluted weighted average number of units outstanding	18,953,968	(40)	18,953,928

	Balance as reported
Statement of Earning for the year	prior to NCI
ended December 31, 2004	restatement	Adjustments for NCI	Balance as restated

Depletion, depreciation and accretion	$35,438	$538	$35,976
Future income tax recovery	(71)	(209)	(280)
Net earnings before non-controlling interest	14,764	(329)	14,435
Non-controlling interest	—	408	408
Net earnings	14,764	(737)	14,027
Net earnings per unit — basic	$0.63	($0.01)	$0.62
Net earnings per unit — diluted	$0.63	($0.01)	$0.62

Enterra Energy Trust
Notes to Consolidated Financial Statements
As at December 31, 2004 and 2003 and for each of the years in the three year period ended December 31, 2004
(Expressed in Canadian Dollars)
(Tabular amounts are stated in thousands of dollars except unit and per unit information)

	Balance as reported
Statement of Earning for the	prior to NCI	Adjustments for NCI
year ended December 31, 2003	restatement	for NCI	Balance as restated

Non-controlling interest	$—	($332)	($332)
Net earnings	5,098	(332)	5,430
Net earnings per unit — basic	$0.27	$0.02	$0.29
Net earnings per unit — diluted	$0.27	—	$0.27

The retroactive implementation of EIC 151 had no impact on the statement of earnings for the year ended December 31, 2002.
(e)	Unit-based compensation

Effective January 1, 2004, the Trust adopted the fair value method of accounting for options on a retroactive basis, without prior period adjustments. In the past, the Trust measured stock option compensation cost based on the intrinsic value of the award at the date of issuance. As the exercise price and the market price were the same at the date of grant, no compensation expense was recognized on any option issuance. In 2003, the Trust disclosed pro forma net earnings and earnings per unit as if the compensation expense for the Trust’s unit-based compensation plan had been determined based on the fair value at the date of grant for awards made under the plan subsequent to January 1, 2002.

As a result of the adoption of this policy, the Trust has recorded a charge to accumulated earnings of $646,000 as at January 1, 2004 to reflect the cost related to options granted in 2002 and 2003. In 2004, the earnings of the Trust were reduced by $78,000 as a result of this change in policy.
4.	Property Acquisition

On January 30, 2004, the Trust acquired certain oil and natural gas properties in East Central Alberta for net consideration of $19,609,000. Results from operations of the East Central Alberta assets acquired subsequent to January 30, 2004 are included in the Trust’s consolidated financial statements. At December 31, 2003, the Trust had made a refundable deposit on the property purchased in the amount of $2,015,000.

Enterra Energy Trust
Notes to Consolidated Financial Statements
As at December 31, 2004 and 2003 and for each of the years in the three year period ended December 31, 2004
(Expressed in Canadian Dollars)
(Tabular amounts are stated in thousands of dollars except unit and per unit information)
5.	Corporate Acquisition

On September 29, 2004, the Trust acquired all of the issued and outstanding shares of Rocky Mountain Energy Corp. for $49,524,000, through its subsidiary Rocky Mountain Acquisition Corp. (“RMAC”). The acquisition was accounted for using the purchase method of accounting with the allocation of the purchase price and consideration paid as follows:

Allocation of purchase price:

Current assets, including cash of $16,270	$2,493
Property, plant and equipment	36,008
Goodwill (with no tax base)	29,990
Current liabilities	(2,849)
Bank indebtedness	(7,665)
Assets retirement obligations	(793)
Future income tax liability	(7,660)

$49,524

Cost of acquisition:

Cash	$7,234
RMAC Exchangeable Units (341,882 issued)	6,147
Trust Units (1,946,576 issued)	34,999
Transaction costs	1,144

$49,524

The purchase price allocation is preliminary and subject to change.
Results from operations of Rocky Mountain Energy Corp. subsequent to September 29, 2004 are included in the Trust’s consolidated financial statements.
The value assigned to each Enterra Trust Unit of Cdn $17.98 was based on the weighted average trading price on the NASDAQ National Market System immediately prior to and after the measurement date.

Enterra Energy Trust
Notes to Consolidated Financial Statements
As at December 31, 2004 and 2003 and for each of the years in the three year period ended December 31, 2004
(Expressed in Canadian Dollars)
(Tabular amounts are stated in thousands of dollars except unit and per unit information)
6.	Property, Plant and Equipment

			2004
		Accumulated
		depletion and
	Cost	depreciation	Net

Petroleum and natural gas properties	$223,637	$76,505	$147,132
Office furniture and equipment	2,158	832	1,326

	$225,795	$77,337	$148,458

2003
		Accumulated
		depletion and
	Cost	depreciation	Net

Petroleum and natural gas properties	$145,885	$41,601	$104,284
Office furniture and equipment	1,603	627	976

	$147,488	$42,228	$105,260

During 2004, $869,000 of general and administrative expenses were capitalized and included in the cost of the petroleum and natural gas properties (2003 — $1,787,000, 2002 — $1,451,000).
Included in petroleum and natural gas properties are assets acquired and pledged under capital lease agreements with a cost base of $5,218,000 and net book value of $3,107,000 (2003 — $5,218,000 and $4,268,000).
At December 31, 2004 costs of undeveloped land of $3,430,000 (2003 — $5,037,000) were excluded from the calculation of depletion expense.
The Trust completed a ceiling test calculation at December 31, 2004 to assess the recoverable value of the petroleum and natural gas properties. The petroleum and natural gas prices are based on the January 1, 2005 commodity price forecast of our independent reserve engineers. These prices have been adjusted for commodity price differentials specific to the Trust. The following table summarizes the benchmark prices used in the ceiling test calculation.

		Foreign	Edmonton Light
	WTI Oil	Exchange	Crude Oil	AECO Gas
Year	($U.S./bbl)	Rate	($Cdn/bbl)	($Cdn/GJ)

2005	42.00	1.2048	49.60	6.45
2006	39.50	1.2048	46.60	6.20
2007	37.00	1.2048	43.50	6.05
2008	35.00	1.2048	41.10	5.80
2009	34.50	1.2048	40.50	5.70
2010	34.30	1.2048	40.20	5.60

Escalate Thereafter	2.0% per year		2.0% per year	Average 2.0% per year
A ceiling test write down as at December 31, 2004 was not required.

Enterra Energy Trust
Notes to Consolidated Financial Statements
As at December 31, 2004 and 2003 and for each of the years in the three year period ended December 31, 2004
(Expressed in Canadian Dollars)
(Tabular amounts are stated in thousands of dollars except unit and per unit information)
7.	Asset Retirement Obligations
The asset retirement obligations were estimated by management based on the Trust’s working interest in its wells and facilities, estimated costs to remediate, reclaim and abandon the wells and facilities and the estimated timing of the costs to be incurred. At December 31, 2004, the Trust estimated the asset retirement obligation to be $14,836,000 (2003 — $2,188,000), based on a total future liability of $25,354,000 (2003 — $4,220,000). These obligations will be settled at the end of the useful lives of the underlying assets, which currently extend up to 20 years into the future. This amount has been calculated using an inflation rate of 2% and discounted using a credit-adjusted risk-free interest rate of 8%.
The following table reconciles the asset retirement obligations:

	2004	2003

Asset retirement obligation, beginning of year	$2,188	$3,090
Increases in liabilities during the year related to:
Acquisitions	10,512	—
Additions	262	744
Revisions	1,128	—
Accretion expense	867	112
Dispositions	(121)	(1,753)
Liabilities settled during the year	—	(5)

Asset retirement obligation, end of year	$14,836	$2,188

8.	Bank indebtedness

Bank indebtedness represents the outstanding balance under lines of credit totaling $45,000,000 (2003 — $34,650,000). The credit facility consists of two revolving lines of credit of $36,000,000 and $5,000,000, and a demand subordinated debt facility of $4,000,000. Drawings on the revolving facility bear interest at 1.6% above the bank’s prime lending rate and the subordinated debt facility bears interest at prime plus 2.0%. Bankers acceptance fees are originally set at 165 basis points and are subject to adjustment up or down prospectively, on a three month basis as determined by the Trusts consolidated debt to cash flow ratio. Security is provided by a first charge over all of the Trust’s assets. The amount available under the subordinated debt facility will decrease by $1,000,000 each month until April 30, 2005.

The credit facilities are subject to review by the lenders. Such review is scheduled for completion prior to May 31, 2005. The outcome of the review is not yet determinable.

As at December 31, 2004, the Trust was not in compliance with certain non-financial covenants of its credit facility. The Trust is seeking a waiver of these covenants from its lenders.

Enterra Energy Trust
Notes to Consolidated Financial Statements
As at December 31, 2004 and 2003 and for each of the years in the three year period ended December 31, 2004
(Expressed in Canadian Dollars)
(Tabular amounts are stated in thousands of dollars except unit and per unit information)
9.	Capital Lease Obligation

Description	2004	2003

Capital lease bearing interest at 8.605%, repayable monthly at $88,802, including interest. The lease term is for 60 months, due October 1, 2007, with a purchase option of $1,000,000 and secured by the related equipment	$3,385	$4,125

Capital lease that bore interest at 12.15%, repayable monthly at $4,448 including interest. The lease term was 24 months due December 19, 2004 with a purchase option of $100 and secured by the related equipment	—	44

	3,385	4,169
Less current portion	(805)	(783)

	$2,580	$3,386

Interest expense includes $327,000 (2003 — $358,000; 2002 — $106,000) related to the capital leases.

10.	Non-controlling interest

On January 19, 2005, the CICA issued EIC-151 “Exchangeable Securities Issued by Subsidiaries of Income Trusts” that states that equity interests held by third parties in subsidiaries of an income trust should be reflected as either non-controlling interest or debt in the consolidated balance sheet unless they meet certain criteria. EIC-151 requires that the shares be nontransferable in order to be classified as equity. The Trust’s exchangeable shares are transferable and, in accordance with EIC-151, have been reclassified to non-controlling interest on the consolidated balance sheets. In addition, a portion of consolidated earnings before non-controlling interest is reflected as a reduction to such earnings in the Trust’s consolidated statements of earnings and accumulated earnings. As required by the new accounting standard prior periods have been retroactively restated.

	Enterra	RMAC Exchangeable	Total
	Exchangeable Shares	Shares	Exchangeable Shares	Amount

Issued pursuant to Plan of Arrangement	2,000,000	—	2,000,000	$3,465
Exchanged for trust units	(4,404)	—	(4,404)	(8)
Non-controlling interest in net earnings (loss)				(332)

Balance at December 31, 2003	1,995,596	—	1,995,596	3,125
Issued on acquisition of Rocky Mountain Energy Corp.	—	341,882	341,882	6,147
Exchanged for trust units	(1,584,826)	(199,438)	(1,784,264)	(6,331)
Non-controlling interest in net earnings				408

Balance at December 31, 2004	410,770	142,444	553,214	$3,349

The Exchangeable Shares are convertible at any time into Trust Units (at the option of the holder) based on the exchange ratio. The exchange ratio is increased monthly based on the cash distribution paid on the Trust Units divided by the ten day weighted average unit price preceding the distribution payment date. Cash distributions

Enterra Energy Trust
Notes to Consolidated Financial Statements
As at December 31, 2004 and 2003 and for each of the years in the three year period ended December 31, 2004
(Expressed in Canadian Dollars)
(Tabular amounts are stated in thousands of dollars except unit and per unit information)
are not paid on the Exchangeable Shares. On the third anniversary of the issuance of the Exchangeable Shares, subject to extension of such date by the Board of Directors of the Trust, or at the Trust’s option when the aggregate number of issued and outstanding Exchangeable Shares is less than 1,000,000, the Exchangeable Shares will be redeemed for Trust Units at a redemption price per Exchangeable Share equal to the value of that number of Trust Units equal to the exchange ratio as at that redemption date. The Exchangeable Shares are not listed for trading on an exchange.
During 2004, a total of 1,784,264 Exchangeable Shares were converted into 1,824,864 Trust Units at an exchange ratio prevailing at the time of conversion (2003 — 4,404 Exchangeable Shares were converted into 4,404 Trust Units).
At December 31, 2004, the exchange ratio for Enterra Energy Corp. Exchangeable Shares was 1.10534 and the exchange ratio for Rocky Mountain Acquisition Corp. was 1.02466
11.	Unitholders’ Equity

Authorized Trust Units

An unlimited number of Trust Units may be issued pursuant to the Trust Indenture.

Issued Trust Units

	Number of
	Units/Shares	Amount

Balance at December 31, 2001	18,301,244	$29,568
Issued upon exercise of options and warrants	51,406	97

Balance at December 31, 2002	18,352,650	$29,665
Issued upon exercise of options and warrants	2,598,906	6,283
Contributed surplus transferred on exercise of warrants	—	347
Issued pursuant to plan of arrangement:
Shares exchanged for exchangeable shares and cancelled	(2,000,000)	(3,465)
Shares exchanged for trust units and cancelled	(18,951,556)	(32,831)
Trust units issued	18,951,556	32,831
Issued for exchangeable shares	4,404	49

Balance at December 31, 2003	18,955,960	$32,879
Adopt fair value method of unit based compensation (note 3(d))	—	646
Issued pursuant to private placements	2,699,400	37,676
Issued pursuant on acquisition of Rocky Mountain Energy Corp.	1,946,576	34,999
Issued for exchangeable shares	1,824,864	26,844
Unit share issue costs	—	(837)

Balance at December 31, 2004	25,426,800	$132,207

Pursuant to the Plan of Arrangement, 18,951,556 Trust Units and 2,000,000 Exchangeable Shares were issued on November 25, 2003 at a two for one exchange ratio and upon cancellation of all outstanding common shares of Enterra. The consideration attributed to the Trust Units and the Exchangeable Shares was the relative proportion of the carrying value of the common shares of Enterra prior to the exchange. The prior year’s number of shares issued in the share tables above have been restated to reflect the two for one exchange ratio under the Plan of Arrangement.

Enterra Energy Trust
Notes to Consolidated Financial Statements
As at December 31, 2004 and 2003 and for each of the years in the three year period ended December 31, 2004
(Expressed in Canadian Dollars)
(Tabular amounts are stated in thousands of dollars except unit and per unit information)
Contributed surplus

Balance at December 31, 2002	$65
Value assigned to 200,000 warrants	282
Transfer on exercise of warrants	(347)

Balance at December 31, 2003	$—
Trust unit option based compensation	78

Balance at December 31, 2004	$78

Trust unit options

Enterra has granted trust unit options to directors, officers, employees and consultants of the Trust and JED. Each trust unit option permits the holder to purchase one trust unit at the stated exercise price. All options vest over a 3-year period and have a term of 5 years. At the time of grant, the exercise price is equal to the market price.

Prior to November 25, 2003, Enterra had granted options to purchase common shares to directors, officers, employees and consultants. Each option permitted the holder to purchase one common share of Enterra at the stated exercise price. All options vested over a 4-year period and had a term of 5 years. At the time of grant, the exercise price was equal to the market price. Pursuant to the Plan of Arrangement, a total of 899,453 options vested and were exercised at prices ranging from $4.00 to $18.58.

The following options have been granted:

		Weighted-
	Number of	average exercise
	Options	price

Balance at December 31, 2001	800,000	$4.00

Options granted	232,000	5.30

Options exercised	(44,511)	3.84

Options cancelled	(115,786)	4.03

Balance at December 31, 2002	871,703	$4.35

Options granted	31,500	15.74
Options exercised	(899,453)	4.74
Options cancelled	(3,750)	4.41

Balance at December 31, 2003	—	$—

Options granted	950,000	14.22

Balance at December 31, 2004	950,000	$14.22

Exercisable at December 31, 2004	—	$—

Enterra Energy Trust
Notes to Consolidated Financial Statements
As at December 31, 2004 and 2003 and for each of the years in the three year period ended December 31, 2004
(Expressed in Canadian Dollars)
(Tabular amounts are stated in thousands of dollars except unit and per unit information)
Estimated fair value of stock options

The estimated fair value of options was determined using the Black-Scholes model under the following assumptions:

	2004	2003	2002

Weighted-average fair value of options granted ($/option)	$0.33	$7.75	$2.83
Risk-free interest rate (%)	3.8	5.0	5.0
Estimated hold period prior to exercise (years)	5	5	5
Expected volatility (%)	21	50	55
Expected cash distribution yield (%)	11	Nil	Nil
Pro forma net earnings — fair value based method of accounting for options

In 2003, had the Trust recorded compensation cost for the Trust’s unit-based compensation plan based on the fair value at the grant date for awards made under the plan subsequent to January 1, 2002, consistent with the fair value method of accounting for stock-based compensation, the Trust’s earnings and earnings per unit for options granted in 2004 and 2003 would have been as follows:

	2004	2003	2002

Net earnings, as reported	$14,027	$5,430	$4,881
Deduct:
Stock-based employee compensation expense determined under fair value based method for all awards	—	(631)	(47)

Pro forma net earnings	$14,027	$4,799	$4,834

Pro forma net earnings per unit — basic	$0.62	$0.26	$0.26
— diluted	0.62	$0.24	$0.26
Reconciliation of Earnings per Unit Calculations

For the year ended December 31, 2004

		Weighted Average
	Net Earnings	Units Outstanding	Per Unit

Basic	$14,027	22,518,373	$0.62
Exchangeable shares / Non-controlling interest	408	490,530
Options assumed exercised		950,000
Units assumed purchased		(716,943)

Diluted	$14,435	23,241,960	$0.62

Enterra Energy Trust
Notes to Consolidated Financial Statements
As at December 31, 2004 and 2003 and for each of the years in the three year period ended December 31, 2004
(Expressed in Canadian Dollars)
(Tabular amounts are stated in thousands of dollars except unit and per unit information)
For the year ended December 31, 2003

		Weighted Average
	Net Earnings	Units Outstanding	Per Unit

Basic	$5,430	18,751,634	$0.29
Exchangeable shares / Non-controlling interest	(332)	202,293

Diluted	$5,098	18,953,968	$0.27

There were no options outstanding as at December 31, 2003.and therefore no dilutive effect on earnings per unit.

For the year ended December 31, 2002

		Weighted Average
	Net Earnings	Units Outstanding	Per Unit

Basic	$4,881	18,308,982	$0.27

Options assumed exercised		1,607,998
Units assumed purchased		(1,091,766)

Diluted	$4,881	18,825,214	$0.26

Warrants

	Number of	Weighted
	Warrants	Average Price

Balance, December 31, 2001	1,100,000	US$	3.67

Issued pursuant to debt financing	100,000	US$	2.60

Expired	(1,000,000)	US$	3.50

Balance, December 31, 2002	200,000	US$	4.00
Issued pursuant to debt financing agreement amendment	200,000	US$	3.65
Exercised pursuant to Plan of Arrangement	(400,000)	US$	3.83

Balance, December 31, 2003	—		$—

During 2003, 200,000 warrants with a weighted average exercise price of $3.65 were granted to an arm’s length United States based consulting firm in connection with a potential debt financing in the United States. The fair value was determined using the Black Scholes Option Pricing model using an interest rate of 5% and a volatility factor of 50%. At the May, 2003 shareholders meeting, the terms were amended to provide for immediate vesting of these warrants as of the April 16, 2002 date of the agreement. The estimated fair value of the warrants of $282,000 was expensed in 2003.

Enterra Energy Trust
Notes to Consolidated Financial Statements
As at December 31, 2004 and 2003 and for each of the years in the three year period ended December 31, 2004
(Expressed in Canadian Dollars)
(Tabular amounts are stated in thousands of dollars except unit and per unit information)
Trust Unit Savings Plan

In 2004, the Trust established a Trust Unit Savings Plan whereby the Trust will match an employee’s contributions to the plan to a maximum of 9.0% of their salary. Both the employee’s and the Trust’s contributions are used to purchase Trust Units on the NASDAQ National Markets system. During the year the Trust expensed approximately $23,000 relating to the Trust’s contributions to the plan.

12.	Income Taxes

The income tax provision is calculated by applying Canadian federal and provincial statutory tax rates to pre-tax income with adjustments as set out in the following table:

	2004	2003	2002

Earnings before income taxes and non-controlling interest	$14,415	$7,220	$5,878
Combined federal and provincial income tax rate	38.87%	40.75%	42.12%

Computed income tax provision	5,603	2,942	2,476
Increase (decrease) resulting from:
Interest component of trust distributions	(7,038)	(723)	—
Resource allowance	(4,669)	(3,260)	(1,627)
Non-deductible crown royalties, net of ARTC	5,239	5,412	1,313
Value of warrants expensed for book purposes	—	115	—
Effect of change in tax pools	—	(1,247)	—
Effect of reduction in corporate tax rates	—	(1,579)	—
Non-taxable portion of capital gains	—	—	(1,311)
Capital taxes	260	134	132
Other	585	328	14

	$(20)	$2,122	$997

The components of the net future income tax liability at December 31 were as follows:

	2004	2003

Future income tax assets:
Non-capital loss carry-forwards	$12,127	$—
Asset retirement obligation	4,988	760
Unit issue costs	179	399

	$17,294	$1,159
Future income tax liabilities:
Property and equipment	39,422	15,098

Net future income tax liability	$22,128	$13,939

Non-capital loss carry-forwards expire from time to time to 2011.
13.	Financial instruments

The Trust’s financial instruments recognized on the consolidated balance sheets include cash, accounts receivable, accounts payable and accrued liabilities, distributions payable to unitholders, income taxes payable, bank indebtedness and long-term debt. The fair values of financial instruments other than the capital lease approximate their carrying amounts due to the short-term nature of the instruments. The carrying value of bank indebtedness approximates its fair value due to floating interest terms; the fair value of the capital lease approximates its carrying value due to current rates for comparable terms of long-term debt.

Enterra Energy Trust
Notes to Consolidated Financial Statements
As at December 31, 2004 and 2003 and for each of the years in the three year period ended December 31, 2004
(Expressed in Canadian Dollars)
(Tabular amounts are stated in thousands of dollars except unit and per unit information)
Due to the nature of its operation, the Trust is exposed to fluctuations in commodity prices, foreign-currency exchange rates, interest rates and credit risk. The Trust recognizes these risks and manages its operations to minimize the exposure to the extent practical and, to a lesser extent, using derivative instruments. The Trust uses non-exchange traded forwards, swaps and options, which may be settled in cash or by delivery of the physical commodity. Management monitors the Trust’s exposure to the above risks and regularly reviews its derivative activities and all outstanding positions.
(a)	Commodity prices risks

The Trust’s most significant market risk exposure relates to crude oil prices fluctuation. Crude oil prices and quality differentials are influenced by worldwide factors such as OPEC actions, political events and supply and demand fundamentals.

To a lesser extent the Trust is also exposed to natural gas price movements. Natural gas prices are generally influenced by North American supply and demand, and to a lesser extent local market conditions.

The Trust has previously entered into derivative financial instruments and fixed price physical contracts to minimize the risk of exposure to fluctuations in the crude oil and natural gas prices. At December 31, 2004, the Trust did not have any derivative financial instruments or fixed price physical sales contracts in place.

(b)	Foreign currency exchange risk

The Trust is exposed to foreign currency fluctuations as crude oil and natural gas prices received are referenced to U.S. dollar denominated prices.

(c)	Credit risk

A substantial portion of the Trust’s accounts receivable are with customers and joint venture partners in the oil and gas industry and are subject to normal industry credit risks. Purchasers of the Trust’s natural gas, crude oil and natural gas liquids are subject to an internal credit review to minimize the risk of non-payment.

(d)	Interest rate risk

Interest rate risk exists principally with respect to our indebtedness that bears interest at floating rates. At December 31, 2004, the Trust had $43,930,000 of indebtedness bearing interest at floating rates and $3,386,000 of capital lease bearing interest at a fixed rate.
14.	Commitments

The Trust has commitments for the following payments over the next five years and thereafter:

	2005	2006	2007	2008	2009	2010

Minimum capital lease payments	$806	$877	$1,702	$—	$—	$—
Imputed interest	260	188	97	—	—	—

Capital lease obligations	1,066	1,065	1,799	—	—	—
Rental payments re-office space	796	741	640	661	662	28

	$1,862	$1,806	$2,439	$661	$662	$28

Enterra Energy Trust
Notes to Consolidated Financial Statements
As at December 31, 2004 and 2003 and for each of the years in the three year period ended December 31, 2004
(Expressed in Canadian Dollars)
(Tabular amounts are stated in thousands of dollars except unit and per unit information)
During 2004 total rental expense was $81,339 (2003 - $ 299,000; 2002 - $241,000).

15.	Contingencies

On October 24, 2003, a statement of claim was filed with the Court of Queen’s Bench of Alberta against Enterra in the amount of approximately $12.0 million or as proven by trial. The claimant is requesting the Trust complete a property purchase that Enterra had ended negotiations for in 2003. The Trust has filed a statement of defense and a counter claim. At December 31, 2004, the eventual outcome of this claim is not determinable.

16.	Guarantees

The Trust has indemnified all of the directors and officers of the Trust and all the officers, directors, shareholders, employees and agents of JED. There is no pending litigation or proceeding for which a claim is being sought, nor is the Trust aware of any threatened litigation that may result in claims.

17.	Subsequent events
(a)	On January 26, 2005 the Trust closed an acquisition of petroleum and natural gas properties for cash consideration of $12.3 million. At December 23, 2004, the Trust had made a refundable deposit on the property purchased in the amount of $2.4 million.

(b)	The Trust has a bonus plan that was presented for unitholder approval at the 2005 annual general meeting. As the payment of the bonus was subject to unitholder approval it was not accrued for in the 2004 financial statements. The plan was approved by the Unitholders at the 2005 annual meeting resulting in the payment of a $1.6 million bonus in 2005 to officers and former officers, directors, employees and consultants of the Trust.

(c)	On February 20, 2005 the Trust completed a private placement of 500,000 Trust Units at a price of US$19.00 per unit for gross proceeds of US $9.5 million.

(d)	On February 25, 2005 the Trust entered into a Letter of Intent with Rocky Mountain Gas, Inc. for the Trust to acquire all the issued and outstanding shares of Rocky Mountain Gas, Inc. On June 1, 2005, the acquisition closed for consideration of approximately $23.8 million, including $0.3 million of transaction cost. The consideration consisted of 736,842 exchangeable shares (exchangeable on a one-to-one basis into trust units) valued at $16.7 million, 275,474 trust units valued at $6.3 million and $0.6 million in cash.

(e)	On April 27, 2005, the Trust announced an arrangement with Kingsbridge Capital Limited whereby Kingsbridge has committed to purchase U.S.$100 million Enterra trust units. The Trust is not obligated to access any of the capital available under this commitment yet has an option to draw on this commitment through installments for a period of 24 months or until the $100 million is fully drawn. In conjunction with the agreement, Kingsbridge was granted 301,000 warrants to purchase Trust Units at initially U.S.$25.77 per trust unit.

(f)	On May 31, 2005, the Trust and High Point Resources Inc. (“High Point”) entered into an agreement for the acquisition by the Trust of all of the issued and outstanding shares of High Point. On August 17, 2005, the acquisition closed for consideration of approximately $201.0 million, including $1.3 million of transaction cost. In addition the Trust assumed $75 million in debt. The consideration consisted of 7,490,898 trust units valued at $168.5 million and 1,407,177 exchangeable shares (exchangeable on a one-to-one basis into trust units) valued at $31.7 million.

(g)	In August, 2005 the Trust resolved the statement of claims referred to in note 15 at no cost to the Trust.

Enterra Energy Trust
Notes to Consolidated Financial Statements
As at December 31, 2004 and 2003 and for each of the years in the three year period ended December 31, 2004
(Expressed in Canadian Dollars)
(Tabular amounts are stated in thousands of dollars except unit and per unit information)
18.	Differences between Generally Accepted Accounting Principles in Canada and the United States of America

The Trust’s consolidated financial statements have been prepared in Canadian Dollars and in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”), which differ in some respects from those in the United States of America (“U.S. GAAP”). Any differences in accounting principles as they pertain to the consolidated financial statements as at December 31, 2004 and 2003 and for each of the years in the three year period ended December 31, 2004 were insignificant except as described below:

(a)	Property and equipment

Under Canadian GAAP, the Trust performs an impairment test that limits the capitalized costs of its oil and natural gas assets to the discounted estimated future net revenue from proved and probable oil and natural gas reserves using forecasted prices plus the costs of unproved properties less impairment. The discount rate used is a risk free interest rate. Under U.S. GAAP, the full cost method of accounting for oil and natural gas activities require the Trust to perform an impairment test using after tax future net revenue from proved oil and natural gas reserves discounted at 10%. The prices and costs used under the U.S. GAAP ceiling test are those in effect at year-end. Where the amount of a ceiling test write-down under Canadian GAAP differs from the amount of the write-down under U.S. GAAP, the charge for depletion will differ in the year and subsequent years.

There were ceiling test impairments recognized under U.S. GAAP at December 31, 2004 and 2001. No impairment existed at December 31, 2003 or 2002. At December 31, 2004 the Trust recognized a U.S. GAAP ceiling test write-down of $10.0 million ($6.3 million after tax) and at December 31, 2001 a write-down of $28.7 million ($17.5 million after tax).

As a result of these write-downs, the 2004 combined depletion and ceiling test expense under U.S. GAAP was higher than depletion for Canadian GAAP by $8.0 million ($4.9 million after tax) and lower for 2003 and 2002 (2003 — $5.7 million; ($3.4 million after tax); 2002 — $3.6 million; ($2.1 million after tax)).

(b)	Financial instruments

Prior to the Trust adopting AcG-13 in 2004 for Canadian GAAP purposes, a difference existed in that under U.S. GAAP, SFAS 133, “Accounting for Derivative Instruments and Hedging Activities” requires that all derivative instruments be recorded on the consolidated balance sheet as either an asset or liability measured at fair value, and requires that changes in fair value be recognized in income unless specific hedge accounting criteria are met. Hedge accounting requires that an entity formally document, designate and assess the effectiveness of derivative instruments before it can use this accounting treatment.

Effective January 1, 2004, the Trust adopted Canadian standards with respect to financial instruments which are similar to SFAS 133. Upon adoption of the Canadian standards the fair value of the Trust’s financial instruments was recorded on the balance sheet at January 1, 2004 with a corresponding deferred charge, which was fully amortized in 2004 being the term of the contracts. The $1.0 million ($0.6 million after tax) amortization of the deferred charge recorded in 2004 under Canadian GAAP has been reversed as this amount was recognized in 2003 under U.S. GAAP.

The Trust did not have any derivative instruments or hedging contracts outstanding at December 31, 2004. At December 31, 2003 for U.S. GAAP purposes, the Trust recognized the negative fair value of outstanding financial instruments of $1.0 million ($0.6 million after tax). The financial instruments were not formally documented and designated as hedging relationships and as such were not eligible for hedge accounting treatment.

At December 31, 2002 under Canadian GAAP, the Trust had a deferred gain of $0.2 million ($0.1 million after taxes) that was being amortized over the term of the contract and resulted from the settlement of a

Enterra Energy Trust
Notes to Consolidated Financial Statements
As at December 31, 2004 and 2003 and for each of the years in the three year period ended December 31, 2004
(Expressed in Canadian Dollars)
(Tabular amounts are stated in thousands of dollars except unit and per unit information)
fixed contract. Under U.S. GAAP, this gain, net of income taxes, was included in income in 2001, as it did not qualify for hedge accounting under SFAS 133.

The Trust has routinely entered into commodity contracts to minimize its exposure to fluctuations in commodity prices relating to its future sales of crude oil. While such contracts meet the criteria of SFAS 133 as derivatives they are eligible for the normal purchase and sale exception under SFAS 138, “Accounting for Certain Derivative Instrument and Certain Hedging Activities — An Amendment of SFAS 133”. Contracts that meet the criteria for exception are not recognized on the balance sheet as either an asset or liability measured at fair value. The negative fair value of such contracts at December 31, 2003 was $0.7 million (2002 — $0.6 million). There were no such contracts outstanding at December 31, 2004.

(c)	Unit-based compensation

Prior to 2004, the Trust accounted for unit-based compensation under the recognition and measurement provisions of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. No stock-based compensation costs were reflected in the 2003 and 2002 net earnings for options granted to employees, as all options granted to employees had an exercise price equal to the market value of Trust Units on the date of grant.

Effective January 1, 2004, the Trust adopted the fair value recognition provisions of SFAS 123, “Accounting for Stock-Based Compensation”. Under the modified prospective method of adoption selected by the Trust, compensation cost recognized in 2004 is the same as that which would have been recognized had the recognition provisions of SFAS 123 been applied from its original effective date. Results for prior years have not been restated.

Under Canadian GAAP, on January 1, 2004 the Trust adopted similar standards as SFAS 123. On adoption in 2004, $0.6 million of accumulated stock-based compensation expense for the period from January 1, 2002 to the date of adoption was charged to accumulated earnings and an offsetting decrease entered to unitholders equity. Under U.S. GAAP there is no such charge.

The following table illustrates the effect on net earnings and earnings per share if the fair value based method had been applied to all outstanding and unvested awards to employees in each period.

	2003	2002

Net earnings, as reported — U.S. GAAP	$6,510	$6,748
Less: Total stock-based employee compensation expense determined under fair value based method for all awards	(737)	(110)

Pro forma net earnings	$5,773	$6,638

Earnings per unit:

Basic — as reported	$0.34	$0.37
Basic — pro forma	$0.30	$0.36

Diluted — as reported	$0.34	$0.36
Diluted — pro forma	$0.30	$0.35

During 2001, the Trust granted 119,500 stock options to non-employees. The value associated with these stock options was $0.1 million for U.S. GAAP purposes. There was no value assigned to these non-employee options for Canadian GAAP purposes.

Enterra Energy Trust
Notes to Consolidated Financial Statements
As at December 31, 2004 and 2003 and for each of the years in the three year period ended December 31, 2004
(Expressed in Canadian Dollars)
(Tabular amounts are stated in thousands of dollars except unit and per unit information)
(d)	Earnings

Under U.S. GAAP interest and amortization of deferred financing charges would be presented in the non-operating section of the statement of earnings.

(e)	Comprehensive Income

There are no items that would be part of Comprehensive Income other than net income.

(f)	Asset Retirement Obligations (“ARO”)

Effective January 1, 2004, the Trust retroactively adopted the Canadian standards for accounting for asset retirement obligations and prior periods were restated. These standards are equivalent to SFAS No. 143, Accounting for Asset Retirement Obligations, for fiscal periods beginning on or after January 1, 2003 except that the transitional provisions between Canadian and U.S. GAAP differ, as Canadian GAAP requires a restatement of comparative amounts whereas U.S. GAAP does not allow restatement.

The adoption of SFAS 143 in 2003 resulted in a cumulative effect of change in accounting principle in the consolidated statement of earnings of a loss of $1.1 million, net of income taxes of $0.6 million. Under the U.S. GAAP accounting rules, the Trust’s results would have been as follows:

2002

Net earnings — US GAAP
As reported	$6,748
Cumulative effect of change in accounting principle
Depreciation, depletion, amortization and accretion, net of tax	(202)

Adjusted	$6,546

Earnings per unit/share
Basic as reported	$0.37

Adjusted	$0.36

Diluted as reported	$0.36

Adjusted	$0.35
Had SFAS 143 been applied during all periods presented, the asset retirement obligation would have been reported as follows for U.S. GAAP:

January 1, 2002	$1,913
December 31, 2002	$3,090
December 31, 2003	$2,188
In September 2004, the SEC issued SAB 106 concerning SFAS 143. The bulletin outlines the requirement to eliminate the impact of asset retirement from the estimated present value of net revenues prior to conducting the ceiling test calculation. The requirement is made necessary as a result of the adoption of SFAS 143 by the Trust. The Trust has complied with the requirement of SAB 106.

Enterra Energy Trust
Notes to Consolidated Financial Statements
As at December 31, 2004 and 2003 and for each of the years in the three year period ended December 31, 2004
(Expressed in Canadian Dollars)
(Tabular amounts are stated in thousands of dollars except unit and per unit information)
(g)	Unitholders’ Mezzanine equity

Under Canadian GAAP, the Trust Units are considered to be permanent equity and are presented as Unitholders’ Capital. A U.S. GAAP difference exists due to the redemption feature attached to each trust unit. The Trust Units are redeemable at the option of the holder based on the lesser of 90% of the average market trading price of the trust units for the 10 trading days after the date of redemption or the closing market price of the trust units on the date of redemption. Trust units can be redeemed to a cash limit of $100,000 per year or a greater limit at the discretion of the Trust. Redemptions in excess of the cash limit shall be satisfied first by the issuance of Series A Notes by a subsidiary of the Trust and second by issuance of promissory notes by the Trust.

Previously, U.S. GAAP accounting treatment for trust units was based on the assessment that the redemption feature was sufficiently restrictive to avoid classification as mezzanine equity. This assessment was based upon industry practice and standard industry interpretation of EITF D-98: Classification and Measurement of Redeemable Securities prevailing at the date of the prior year balance sheet. Subsequently industry practice has changed and the Trust has concluded that the redemption feature causes the Trust Units to be classified as mezzanine equity.

Accordingly the Trust has reclassified its Unitholders’ Capital, both trust units and exchangeable shares, as Mezzanine Equity to meet U.S. GAAP requirements. Mezzanine Equity is valued at an amount equal to the redemption value of the trust units at the balance sheet date. Prior year comparative balances have been restated to conform to this presentation. Any increase or decrease in the redemption value during a period is charged to accumulated earnings and reflected in the calculation of net income per trust unit.

As at December 31, 2004, Unitholders’ Capital was reduced by $132.0 million and Non-controlling interest was reduced by $3.3 million (2003 - $32.8 million and $3.1 million, respectively) and the redemption value of the trust units and exchangeable units of $529.8 million (2003 - $261.8 million) was recorded as Mezzanine Equity. The increase in the redemption value of the trust units and exchangeable units for the year ended December 31, 2004 of $189.9 million (2003 - $225.4 million, 2002 - Nil) was recorded as a reduction in accumulated earnings.

As a result of adopting this presentation as at November 25, 2003, the date the Trust was formed, Trust Unitholders’ Capital decreased by $32.8 million, Non-controlling interest decreased by $3.5 million, Mezzanine Equity increased by $245.8 million and accumulated earnings decreased by $209.4 million.

(h)	Non-controlling interest — Exchangeable Securities Issued by Subsidiaries of Income Trusts pursuant to EIC-151

On January 19, 2005, the CICA issued EIC-151 “Exchangeable Securities Issued by Subsidiaries of Income Trusts” that states that equity interests held by third parties in subsidiaries of an income trust should be reflected as either non-controlling interest or debt in the consolidated balance sheet unless they meet certain criteria. EIC-151 requires that the shares be nontransferable to be classified as equity. The Trust’s exchangeable shares are transferable and, in accordance with EIC-151, have been reclassified to non-controlling interest on the Canadian GAAP consolidated balance sheets.

Since the Enterra exchangeable shares (note 10) were not initially recorded at fair value, subsequent exchanges for Trust Units are measured at the fair value of the Trust Units issued. The amounts in excess of the carrying value of exchangeable shares are allocated to property, plant and equipment, to the extent possible, with any excess amounts being allocated to goodwill. In addition, a portion of consolidated earnings before non-controlling interest is reflected as a reduction to such earnings in the Trust’s consolidated statements of earnings and accumulated earnings.

Enterra Energy Trust
Notes to Consolidated Financial Statements
As at December 31, 2004 and 2003 and for each of the years in the three year period ended December 31, 2004
(Expressed in Canadian Dollars)
(Tabular amounts are stated in thousands of dollars except unit and per unit information)
This new Canadian GAAP standard creates several differences with U.S. GAAP as under U.S. GAAP the trust units and exchangeable shares are considered mezzanine equity. The adjustments made under Canadian GAAP to implement EIC-151 as detailed in note 3(d) are reversed under U.S. GAAP.

(i)	Balance sheets

The adjustments using U.S. GAAP would result in the following changes to the consolidated balance sheets of the Trust:

	2004		2003
	Cdn. GAAP	U.S. GAAP	Cdn. GAAP	U.S. GAAP.
	(restated)		(restated)	(restated)

Assets:
Current assets	$20,910	$20,910	$9,270	$9,270
Deposit on land purchase	2,400	2,400	2,015	2,015
Property and Equipment (a)(f)(h)	148,458	117,940	105,260	84,288
Goodwill (h)	49,270	29,991	37	—
Deferred financing charges	90	90	123	123

	$221,128	$171,331	$116,705	$95,696

Liabilities:
Current liabilities	$63,264	$63,264	$49,522	$49,522
Capital lease	2,580	2,580	3,386	3,386
Financial derivative liabilities (b)	—	—	—	958
Future income taxes (a) (b) (f) (h)	22,128	10,614	13,939	5,644
Asset retirement obligation (f)	14,836	14,836	2,188	2,188

	102,808	91,294	69,035	61,698

Non-controlling interest (h)	3,349	—	3,125	—

Mezzanine equity (g)	—	529,764	—	261,810

Unitholders’ equity:
Unitholder’s equity (g)	132,207	—	32,879	—
Contributed surplus	78	78	—	—
Accumulated earnings (deficit)	27,498	(404,993)	14,117	(225,361)
Accumulated distributions	(44,812)	(44,812)	(2,451)	(2,451)

	114,971	80,037	44,545	33,998

	$221,128	$171,331	$116,705	$95,696

Enterra Energy Trust
Notes to Consolidated Financial Statements
As at December 31, 2004 and 2003 and for each of the years in the three year period ended December 31, 2004
(Expressed in Canadian Dollars)
(Tabular amounts are stated in thousands of dollars except unit and per unit information)
(j)	Income statements

The adjustments using U.S. GAAP would result in the following changes to the consolidated statement of earnings of the Trust:

	2004	2003	2002
	(restated)	(restated)	(restated)

Net earnings under Canadian GAAP	$14,027	$5,430	$4,881
Adjustments:
Hedging gain (b)	—	(238)	(524)
Related income taxes	—	97	221
Depletion and accretions (a)(h)	(7,467)	5,676	3,583
Related income taxes	2,802	(2,312)	(1,509)
Implementation of ARO for Canadian GAAP (f)	—	(141)	141
Related income taxes	—	46	(45)
Unrealized loss on financial instruments (b)	958	(958)	—
Related income taxes	(390)	390	—
Non — controlling interest (h)	408	(332)

Net earnings before undernoted items under U.S. GAAP	10,338	7,658	6,748
Cumulative effect of change in accounting principle — FAS #143 (f)	—	(1,756)	—
Related income taxes	—	608	—

Net earnings under U.S. GAAP before change in redemption value of trust units	10,338	6,510	6,748
Change in redemption value of trust units	(189,970)	(225,424)	—

Net earnings under U.S. GAAP after change in redemption value of trust units	($179,632)	($218,914)	$6,748

Net earnings per unit/share before under noted items under US GAAP:
Basic	$0.44	$0.40	$0.37
Diluted	$0.44	$0.40	$0.36
Net earnings per unit/share relating to change in accounting principle:
Basic	—	$(0.06)	—
Diluted	—	$(0.06)	—
Net earnings per unit/share under US GAAP -before change in redemption value of trust units:
Basic	$0.44	$0.34	$0.37
Diluted	$0.44	$0.34	$0.36

Net earning (loss) per unit/share under U.S. GAAP -after change in redemption value of Trust Units:
Basic	$(7.70)	$(11.55)	$0.37
Diluted	$(7.70)	$(11.55)	$0.37

Enterra Energy Trust
Notes to Consolidated Financial Statements
As at December 31, 2004 and 2003 and for each of the years in the three year period ended December 31, 2004
(Expressed in Canadian Dollars)
(Tabular amounts are stated in thousands of dollars except unit and per unit information)
(k)	Additional disclosure under U.S. GAAP

As at December 31	2004	2003

Components of accounts receivable
Trade	$8,095	$8,475
Accruals	9,014	267
Allowance for doubtful accounts	(1,496)	—

	$15,613	$8,742

As at December 31	2004	2003

Components of prepaid expense
Prepaid expenses	$278	$263
Funds on deposit	240	199

	$518	$462

As at December 31	2004	2003

Components of accounts payable
Accounts payable	$3,928	$10,046
Accrued liabilities	4,642	2,162

	$8,570	$12,208

(l)	Pro forma information (unaudited)

The following unaudited pro forma summary information provides an indication of what the Trust’s results of operation might have been had the acquisition of Rocky Mountain Energy Corp. (note 5) taken place on January 1, 2004 and 2003 under both Canadian and U.S. GAAP.

	2004		2003
	(unaudited)		(unaudited)
	Cdn. GAAP	U.S. GAAP	Cdn. GAAP	U.S. GAAP

Revenue	$122,474	$122,474	$88,894	$88,894

Net earnings before change in redemption value of trust units and the effect of accounting changes	$10,429	$12,583	$5,092	$6,824
Cumulative effect of accounting changes	$—	$—	$—	$(1281)
Net earnings (loss)	$10,429	$(177,387)	$5,092	$(247,098)
Earnings (loss) per trust unit — basic	$0.46	$(7.08)	$0.27	$(11.63)
Earnings (loss) per trust unit — diluted	$0.46	$(7.02)	$0.25	$(11.63)

Enterra Energy Trust
Notes to Consolidated Financial Statements
As at December 31, 2004 and 2003 and for each of the years in the three year period ended December 31, 2004
(Expressed in Canadian Dollars)
(Tabular amounts are stated in thousands of dollars except unit and per unit information)
19.	New Accounting Pronouncements

The following standards issued by the FASB do not impact us at this time:
(a)	In December 2004, FASB issued statement 123R “Share Based Payments” that establishes the standards for the accounting for transactions in which an entity exchanges its equity for goods or services. The statement focused primarily on the accounting for transactions in which an entity obtains employee services in exchange for share-based consideration. The statement establishes a standard to account for such transactions using a fair-value-based method. The effective date for implementation of this standard would be the first interim or annual period beginning on or after June 15, 2005 for transactions entered into on or after the effective date. Management has not yet assessed the impact if any, of this standard on its consolidated financial statements.

(b)	In December 2004, SFAS issued statement No. 153 “Exchanges for Non-monetary Assets — an amendment of APB Opinion No. 29. The statement eliminates the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary exchanges that do not have commercial substance. A non-monetary exchange is defined as having commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. Management does not expect this statement to have a material impact on this consolidated financial statements

The Trust will continue to assess the applicability of these standards in the future.

Enterra Energy Trust
Supplemental Disclosure About Oil and Gas Producing Activities (Unaudited)
As at December 31, 2004 and 2003 and for each of the years in the three year period ended December 31, 2004
(Expressed in Canadian Dollars)
(Tabular amounts are stated in thousands of dollars)
The following oil and gas information is provided in accordance with the U.S. Financial Accounting Standards Board Statement No. 69 “Disclosure About Oil and Gas Producing Activities”. The Trust follows the full cost method of accounting.
(a)	Capitalized Costs

The aggregate amounts of costs capitalized for gas and oil producing activities, and related aggregate amounts of accumulated depreciation, depletion and amortization at December 31, 2004, 2003 and 2002 as follows:

	2004	2003	2002

Capitalized costs of:
Proved properties being amortized	$181,778	$112,220	$80,138
Undeveloped land not being amortized	3,430	5,037	3,967

Total capitalized costs	185,208	117,257	84,105
Less accumulated depletion, depreciation, future site restoration and amortization	(67,268)	(32,969)	(15,797)

Net Capitalized costs	$117,940	$84,288	$68,308

The following costs were incurred in oil and gas-producing activities during the years ended December 31, 2004, 2003 and 2002:

	2004	2003	2002

Property acquisition costs: (1)
Proved properties	$45,265	$—	$512
Unproved properties	8,062	8,028	3,643
Exploration costs	4,289	766	168
Development costs	8,800	42,503	31,558

Total costs incurred	$66,416	$51,297	$35,881

(1)	Includes costs related to corporate acquisitions.
(b)	Reserve Quantity Information

Estimated net quantities of proved gas and oil (including condensate) reserves at December 31, 2004, 2003 and 2002, and changes in the reserves during those years, are shown in the following two tables. Reserve volumes are reported on both net and gross of royalties basis.

	2004	2003	2002	2004	2003	2002
	Net	Net	Net	Gross	Gross	Gross

Proved developed and undeveloped reserves — Oil (mboe)
At January 1	4,457	4,193	3,472	5,149	5,234	4,127
Changes in reserves:
Extensions, discoveries and other additions	139	1,962	2,054	158	2,267	2,564
Revisions of previous estimates	(96)	(214)	(195)	65	(458)	(61)
Production	(1,672)	(1,062)	(446)	(2,161)	(1,406)	(533)
Purchases of oil in place	2,363	98		2,684	113
Sales of oil in place	(21)	(520)	(692)	(24)	(601)	(863)

At December 31	5,170	4,457	4,193	5,871	5,149	5,234

1

Enterra Energy Trust
Supplemental Disclosure About Oil and Gas Producing Activities (Unaudited)
As at December 31, 2004 and 2003 and for each of the years in the three year period ended December 31, 2004
(Expressed in Canadian Dollars)
(Tabular amounts are stated in thousands of dollars)

Proved developed reserves — Oil
At January 1	4,457	3,239	3,131	5,149	3,952	3,734
At December 31	5,069	4,457	3,239	5,755	5,149	3,952

Proved developed and undeveloped reserves — Gas (mboe)
At January 1	744	1,706	1,342	1018	2,174	1,794
Changes in reserves:
Extensions, discoveries and other additions	25	462	752	28	534	939
Revisions of previous estimates	(167)	(167)	(70)	(124)	(183)	(176)
Production	(322)	(322)	(263)	(416)	(427)	(314)
Purchases of gas in place	637	23		723	26
Sales of gas in place	—	(958)	(55)	—	(1,106)	(69)

At December 31	917	744	1,706	1,229	1,018	2,174

Proved developed reserves — Gas
At January 1	744	1,606	1,233	1,018	2,038	1,650
At December 31	909	744	1,606	1,219	1,018	2,038

(c)	Standardized Measure of Discounted Future Net Cash Flows and Changes Therein

The following tabulation has been prepared in accordance with the FASB’s rules for disclosure of a standardized measure of discounted future net cash flows relating to proved gas and oil reserve quantities owned by the Trust.

	2004	2003	2002

Future cash inflows (1)	$260,750	$207,948	$309,953
Less:
Future development costs	(677)	(200)	(7,487)
Future production, royalty and abandonment costs	(145,563)	(83,332)	(109,383)
Future income tax expense	(18,272)	(15,174)	(54,959)

Future cash flows	96,238	109,242	138,124
Less annual discount (10% a year)	(15,118)	(18,683)	(31,453)

Standardized measure of discounted future net cash flows	$81,120	$90,559	$106,671

(1)	Amounts exclude the effect of derivative instruments designated as hedges of future sales of production at year end.
In the foregoing determination of future cash inflows, sales prices for gas and oil were based on contractual arrangements or market prices at year-end. Future costs of developing and producing the proved gas and oil reserves reported at the end of each year shown were based on costs determined at each such year end, assuming the continuation of existing economic conditions. Future income taxes were computed by applying the appropriate year-end or future statutory tax rate to future pretax net cash flows, less the tax basis of the properties involved, and giving effect to tax deductions, permanent differences and tax credits.

It is not intended that the FASB’s standardized measure of discounted future net cash flows represent the fair market value of the Trust’s proved reserves. The Trust cautions that the disclosures shown are based on estimates of proved reserve quantities and future production schedules that are inherently imprecise and subject to revision, and the 10 percent discount rate is arbitrary. In addition, costs and prices as of the measurement date are used in the determinations, and no value may be assigned to probable or possible reserves.

The following tabulation is a summary of changes between the total standardized measure of discounted future net cash flows at the beginning and end of each year.

2

Enterra Energy Trust
Supplemental Disclosure About Oil and Gas Producing Activities (Unaudited)
As at December 31, 2004 and 2003 and for each of the years in the three year period ended December 31, 2004
(Expressed in Canadian Dollars)
(Tabular amounts are stated in thousands of dollars)

	2004	2003	2002

Standardized measure of discounted future net cash flows at January 1	$90,559	$106,671	$52,377
Changes in the year resulting from:
Sales and transfers of oil and gas produced during the year, net of production costs	(60,274)	(41,679)	(15,525)
Net change in sales and transfer prices, net of production costs	7,140	(45,194)	21,167
Extensions, discoveries and other additions, net of future production and development cost	4,244	46,433	69,718
Change in estimated future development costs	488	9	(209)
Development costs incurred during the period that reduced future development costs	—	7,486	3,251
Revisions of previous quantity estimates	314	(8,106)	(2,801)
Accretion of discount	9,056	10,667	5,238
Net change in income taxes	(2,174)	30,391	(25,983)
Purchases of proved reserves in place	32,179	—	—
Sales of proved reserves in place	(412)	(18,263)	(5,810)
Change in production rates (timing) and other	—	2,144	5,248

Standardized measure of discounted future net cash flows at December 31	$81,120	$90,559	$106,671

3